BOART LONGYEAR

Boart Longyear Limited

Corporate Office

2640 West 1700 South, Salt Lake City
PO Box 27314, Salt Lake City, Utah 84127, USA
Tel: +1 801 972-6430 • Fax: +1 801 977-3374

E-mail: info@boartlongyear.com

www.boartlongyear.com

082-35090

[redacted]

08003844

11 July 2008

Sent Via Overnight Courier

SUPPL

SEC
Mail Processing
Section

JUL 14 2008

Washington, DC
101

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Submission Pursuant to Rule 12g3-2(b)(1)(iii)

Dear Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, Boart Longyear Limited (the "Company") hereby furnishes to the Securities and Exchange Commission a copy of the following announcements: (1) Form 604 – Notice of Change of Interests of Substantial Holder, submitted on July 8, 2008; (2) Press Release regarding Appointment of Executive Director – Craig Kipp, submitted on July 3, 2008; and (3) Appendix 3X – Initial Director's Interest Notice, submitted on July 3, 2008. These announcements were submitted by the Company to the Australian Securities and Investments Commission and distributed by the Company to its security holders on the dates referenced above.

Please acknowledge receipt of the enclosed materials by file-stamping an enclosed copy of this letter and returning it to the undersigned in the envelope provided. If you have any questions regarding this submission, please contact the undersigned at (801) 954-2492.

Very truly yours,

Fabrizio Rasetti
Senior Vice President and General Counsel

PROCESSED
JUL 22 2008
THOMSON REUTERS

Enclosures

7/17

ISO 14001 certified
ISO 9001:2000 certified

BOART LONGYEAR

Boart Longyear Limited

Corporate Office

2640 West 1700 South, Salt Lake City
PO Box 27314, Salt Lake City, Utah 84127, USA
Tel: +1 801 972-6430 • Fax: +1 801 977-3374

E-mail: info@boartlongyear.com

www.boartlongyear.com

11 July 2008

Sent Via Overnight Courier

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Submission Pursuant to Rule 12g3-2(b)(1)(iii)

Dear Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, Boart Longyear Limited (the "Company") hereby furnishes to the Securities and Exchange Commission a copy of the following announcements: (1) Form 604 – Notice of Change of Interests of Substantial Holder, submitted on July 8, 2008; (2) Press Release regarding Appointment of Executive Director – Craig Kipp, submitted on July 3, 2008; and (3) Appendix 3X – Initial Director's Interest Notice, submitted on July 3, 2008. These announcements were submitted by the Company to the Australian Securities and Investments Commission and distributed by the Company to its security holders on the dates referenced above.

Please acknowledge receipt of the enclosed materials by file-stamping an enclosed copy of this letter and returning it to the undersigned in the envelope provided. If you have any questions regarding this submission, please contact the undersigned at (801) 954-2492.

Very truly yours,

Fabrizio Rasetti
Senior Vice President and General Counsel

Enclosures

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To	**Boart Longyear Limited (BLY)**
ACN/ARSN	**123 052 728**

1. Details of substantial holder

Name	**Barclays Group** lodged by Barclays Global Investors Australia Limited
ABN	**33 001 804 566** (Barclays Global Investors Australia Limited)

There was a change in the interests of the substantial holder on	03 July 2008
The previous notice was given to the company on	31 March 2008
The previous notice was dated	31 March 2008

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder an associate had a relevant interest in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities	Previous notice		Present notice	
	Person's votes	Voting power	Person's votes	Voting power
Ordinary	79,992,182	5.35%	95,963,968	6.39%

3. Changes in relevant interests

Particulars of each change in, or change on the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities Affected	Person's votes affected
03/07/08	Barclays Group	Increase in voting power	Average price $2.01	Ordinary 15,971,786	1.04%

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Nature of relevant interest	Class and number of securities	Person's votes
Barclays Group	JP Morgan & other custodians – See Annexure "A"	Annexure "A"	95,963,968	6.39%

5. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Barclays Global Investors Australia Limited	Level 43, 225 George Street, Sydney NSW 2000

Signature

Director/ Secretary
Barclays Global Investors Australia

8 July 2008
Date

This is "Annexure A" of 1 page referred to in Form 604 Notice of change of interests of substantial holder

Relevant interest in Boart Longyear Limited ("BLY") held by members of the Barclays Group.

The list of Barclays entities and their respective holdings are as follows:

ASX CODE	STOCK NAME	COMPANY	HOLDING	%
BLY	Boart Longyear Limited	Barclays Global Investors Japan Ltd	2,319,391	0.15
BLY	Boart Longyear Limited	Barclays Global Investors Ltd	3,732,555	0.25
BLY	Boart Longyear Limited	Barclays Global Investors Ltd	5,047,694	0.34
BLY	Boart Longyear Limited	Barclays Life Assurance Co Ltd	396,946	0.03
BLY	Boart Longyear Limited	Barclays Bank Trust Company Ltd	2,735	-
BLY	Boart Longyear Limited	Barclays Global Investors, N.A.	14,966,233	1.00
BLY	Boart Longyear Limited	Barclays Global Fund Advisors	6,429,692	0.43
BLY	Boart Longyear Limited	Barclays Capital Inc	0	-
BLY	Boart Longyear Limited	Barclays Capital Securities Ltd	1,979,473	0.13
BLY	Boart Longyear Limited	Barclays Global Investors Canada Ltd	164,541	0.01
BLY	Boart Longyear Limited	Barclays Global Investors Australia Ltd	60,924,708	4.05
			95,963,968	**6.39%**

The JP Morgan Chase Bank Inc. and various other custodians (Custodians) hold shares in BLY as custodian and for which the members of the Barclays Group are either:

- the responsible entity or trustee of pooled investment products such as registered managed investment schemes (Funds); or
- the investment manager of Portfolios held for a number of institutional investors. The institutional investors are generally superannuation funds regulated under the *Superannuation Industry Supervision Act 1993*.

The holding of shares in BLY was acquired as part of the wide portfolio of Australian shares and units acquired for the Funds and the Portfolios.

The members of the Barclays Group and the Custodians may hold relevant interests due to the capacity of these entities to dispose of the shares in BLY.

Each investor in a Fund owns an undivided interest in the Fund's assets, no client directly owns any asset of the Fund. The unitholding of each Fund varies from time to time as clients enter and withdraw from the Funds. The various institutional investors with portfolios delegate the management of the portfolios to the members of the Barclays Group.

____________________ 8 July 2008

Director/ Secretary Date

Barclays Global Investors Australia

Boart Longyear Limited ABN 49 123 052 728

Office of Investor Relations

Level 56 MLC Centre, 19-29 Martin Place, Sydney
New South Wales 2000, Australia
Tel: +61 2 9238 1902 • Fax: +61 2 9238 1906

E-mail: ir@boartlongyear.com

www.boartlongyear.com

3 July 2008

Australian Securities Exchange Limited
Exchange Centre
20 Bridge St
Sydney NSW 2000

ASX Announcement

Appointment of Executive Director

Boart Longyear Limited (ASX: BLY) announces the appointment of Craig Kipp to the Board of Directors. This follows the promotion of Mr Kipp to President on 28 April 2008 and, as previously announced, his appointment as Chief Executive Officer on 1 January 2009.

For more information, please contact
Alison Henriksen
Vice President Investor Relations
Boart Longyear Limited
+61 2 9238 1902

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities Not Applicable

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Not Applicable
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BOART LONGYEAR LIMITED**
ABN	**49 123 052 728**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	CRAIG PATRICK KIPP
Date of appointment	3 July 2008

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
10,214,426 Ordinary Shares

END